Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522

(212) 735-3000
Fax: (212) 735-2000
http://www.skadden.com
DIRECT DIAL
212-735-2775
EMAIL ADDRESS
ZEV.WEXLER@SKADDEN.COM
July 26, 2011
VIA EDGAR
Ms. Laura E. Hatch
Staff Accountant
Division of Investment Management
Securities and Exchange Commission
Washington, D.C. 20549
RE: The Gabelli Convertible and Income Securities Fund Inc. (File Nos. 333-174294; 811-05715)
Ladies and Gentlemen
On behalf of the Fund, transmitted herewith for filing is Form UNDER, pursuant to which the Fund has made a supplemental undertaking related to its Registration Statement on N-2.
Provided that the undertaking is satisfactory, the Fund hereby requests acceleration of the effective date of the Fund’s Pre-Effective Amendment No. 1 to the Registration Statement so that it may become effective 10:00 AM (Eastern Time) on July 27, 2011, or as soon as practicable thereafter.
Should you have any questions or comments regarding the filing, please do not hesitate to contact the undersigned at the number above.

Very truly yours, Zev Wexler

The Gabelli Convertible and Income Securities Fund Inc.
One Corporate Center
Rye, New York 10580-1422
(914) 921-5100
July 26, 2011
VIA EDGAR:
Ms. Laura E. Hatch
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Re: The Gabelli Convertible and Income Securities Fund Inc. — File Nos. 333-174294 and 811-05715
Dear Ms. Hatch:
This letter is in regard to the Registration Statement of the Fund, which was filed on May 17, 2011, and amended on July 22, 2011.
The Registrant hereby undertakes that it will file a post-effective amendment to its Registration Statement if it determines to conduct a rights offering while such Registration Statement is effective.
This undertaking supplements Undertaking No. 3 to Item 34 of Part C of the above referenced Registration Statement.
If you have any questions concerning this filing, please contact Zev Wexler, Esq. at 212-735-2775.

Sincerely, THE GABELLI CONVERTIBLE AND INCOME SECURITIES FUND INC.
By:	/s/ Agnes Mullady
Agnes Mullady
Treasurer and Secretary

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